UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 26 January 2011
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures:  Listing of Sasol bee Ordinary Shares on the BEE segment of the exchange operated by JSE Limited (“JSE”)

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Share codes:                              JSE : SOL                            NYSE : SSL
ISIN codes:                               ZAE000006896                     US8038663006
(“Sasol” or “the Company”)

LISTING OF SASOL BEE ORDINARY SHARES ON THE BEE SEGMENT OF THE
EXCHANGE OPERATED BY JSE LIMITED (“JSE”)

1.    Incorporation of Sasol
Sasol was incorporated under the laws of South Africa on
26 June 1979. The Sasol ordinary shares have been listed on
the JSE since October 1979 and on the New York Stock Exchange since 9 April 2003.

2.    Nature of Sasol’s business
Sasol is an integrated energy and chemicals company. The
Company manufactures and markets liquid fuels, gas and
chemicals. Sasol mines coal in South Africa. Through Sasol
Synfuels (Proprietary) Limited, this coal, along with
Mozambican natural gas, is converted into fuels and chemicals feedstock using proprietary technology.

3.    Listing of Sasol BEE Ordinary Shares on the BEE Segment of the
Main Board of the JSE
Shareholders of Sasol (“Sasol Shareholders”) are advised that the JSE Listings Requirements (“Listings Requirements”)dealing with the requirements of the BEE segment of the Main Board
(“BEE Segment”) have been formally approved and will become
effective from 1 February 2011. The Listings Requirements
which were approved do not differ in any material respects
from the draft Listings Requirements which were referred to in the Sasol circular dated 1 November 2010 (the “Circular”).
However, the JSE rules and directives and the rules and
directives of Strate Limited (collectively, “Proposed New
Rules and Directives”)are yet to be formally approved and
subject to such formal approval, it is anticipated that the
Sasol BEE ordinary shares of no par value (“Sasol BEE Ordinary
Shares”) will be listed on the BEE Segment with effect from
the commencement of trading on Monday, 7 February 2011.

The purchase of Sasol BEE Ordinary Shares on the BEE Segment will be restricted to black groups and persons determined in accordance with the Codes issued under the Broad-Based Black
Economic Empowerment Act, 2003 (“BEE Compliant Persons”).

A further announcement will be made when the JSE formally
approves the listing of the Sasol BEE Ordinary Shares on the
BEE Segment and the necessary Proposed New Rules and
Directives are formally approved.
4.      BEE Segment
The Sasol BEE Ordinary Shares will be listed on the BEE
Segment under the JSE alpha code “SOLBE1” and the ISIN
“ZAE000151817”. The BEE Segment will be a sector of the Main
Board on which securities that meet the Listings Requirements and whose transfer is restricted to BEE Compliant Persons will be listed (“BEE Securities”). This will not be a separate
board for the listing of companies, but rather a trading
mechanism for BEE Securities. The Main Board operates on the principle that there are no restrictions on the transfer of
shares. The BEE Segment will differ in that purchases of BEE
Securities will be restricted to BEE Compliant Persons.
5.      BEE contract
The JSE will prescribe, as part of its JSE rules and
directives, and Listings Requirements, that a BEE contract be signed by those who wish to purchase Sasol BEE Ordinary Shares
(“BEE Contract”). The BEE Contract is a generic contract which has been designed to make provision for all issuers of BEE
Securities who may list their BEE Securities on the BEE
Segment, to achieve the requirement that BEE Securities are
beneficially owned only by BEE Compliant Persons. The terms
contained in the BEE Contract must be read with the Additional
Terms contained in Sasol’s Articles of Association. These
Additional Terms form an integral part of the BEE Contract and provide specific information with respect to Sasol’s
empowerment period, the conditions under which Sasol allows
encumbrances and the penalty that will apply if a provision of the BEE Contract is breached.
6.      Bulk dematerialisation

The JSE does not permit trading in securities which are in
certificated form, but requires them to be in dematerialised form. At the general meeting held on 26 November 2010, Sasol
Shareholders approved appropriate resolutions for the
implementation of the bulk dematerialisation of Sasol BEE
Ordinary Shares necessary for trading on the JSE. Holders of
Sasol BEE Ordinary Shares (“Sasol BEE Ordinary Shareholders”)
representing less than 0.33% of the Sasol BEE Ordinary
Shareholders elected not to participate in the bulk
dematerialisation and will retain their shareholding in
certificated form.

7.     The directors
The directors of Sasol are Mrs T H Nyasulu, Mr L P A Davies,
Ms V N Fakude, Ms K C Ramon, Mr M J N Njeke, Mr C Beggs,
Mr G A Lewin, Mr H G Dijkgraaf, Dr M S V Gantsho,
Ms I N Mkhize and Prof J E Schrempp. The address where the
directors may be contacted is 1 Sturdee Avenue, Rosebank,
Johannesburg, 2196.
8.     The Circular
The Circular setting out the full terms and conditions of the listing of the Sasol BEE Ordinary Shares and their trading on the BEE Segment by BEE Compliant Persons is available on
Sasol’s website (www.sasol.com).

26 January 2011
Johannesburg

Financial Adviser and Sponsor
Deutsche Securities (SA) (Proprietary) Limited

Attorneys
Edward Nathan Sonnenbergs Inc.

Transfer Secretaries
Computershare Investor Services (Proprietary) Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 January 2011
By: /s/ N L Joubert
Name:
Nereus Louis Joubert
Title:
Company Secretary